EXHIBIT 15

Letter Re: Unaudited Interim Financial Information

To the Board of Directors and Shareholders of
Merrill Merchants Bancshares, Inc.:

With respect to the Registration Statement on Form S-8 (No. 333-63781), we are aware of the incorporation by reference of our report, dated May 11, 2004, related to our review of the interim consolidated financial information of Merrill Merchants Bancshares, Inc. and Subsidiary as of March 31, 2004, and for the three-month periods ended March 31, 2004 and 2003, included in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

We are also aware that, pursuant to Rule 436(c) under the Securities Act of 1933 (the “Act”), such report is not considered part of a registration statement prepared or certified by an accountant, or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Berry Dunn McNeil & Parker

/s/ Berry Dunn McNeil & Parker

Bangor, Maine
May 11, 2004